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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                 Under the Securities and Exchange Act of 1934

                  Integrated Packaging Assembly Corporation.
  ---------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  457989-10-1
                    --------------------------------------
                                (CUSIP Number)

                               December 31, 1998
                    ---------------------------------------
                    (Date of Event Which Requires Filing of
                                this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_] Rule 13d-1(b)
          [_] Rule 13d-1(c)
          [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 pages

-----------------------------------
CUSIP No. 97921P 10 7
         ------------------------
-----------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Fredrick R. Adler
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            203,514
      SHARES       -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        6    0 shares - But may be deemed to have shared power to
       EACH               vote a total of 774,110 shares by reason of being a
    REPORTING             General Partner of the Partnership that serves as a
      PERSON              General Partner of Euro-America-I, L.P. ("Euro-
       WITH               America") (a Cayman Islands B.W.I. Limited
                          Partnership) and by reason of his spouse, Catherine
                          Adler, being trustee of two trusts, each of which is the beneficial owner of shares of the Issuer. Mr.
                          Adler expressly disclaims beneficial ownership of such additional shares.

                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          203,514
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8 0 shares - But may be deemed to have shared power to vote a total of 774,110 shares by reason of being a General Partner of the Partnership that serves as a General Partner of Euro-America and by reason of his spouse, Catherine Adler, being trustee of two trusts, each of which is the beneficial owner of shares of the Issuer. Mr. Adler expressly disclaims beneficial ownership of such additional shares.
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      203,514 shares, except that Mr. Adler may be deemed to beneficially own a total of 774,110 additional shares by reason of being a General Partner of the Partnership that serves as a General Partner of Euro-America and by reason of his spouse, Catherine Adler, being trustee of two trusts, each of which is the beneficial owner of shares of the Issuer. Mr. Adler expressly disclaims beneficial ownership of such additional shares.

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see
10    instructions)
      [X]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
11
      1.46%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      IN
------------------------------------------------------------------------------

                               Page 2 of 7 pages

-----------------------------------
CUSIP No. 97921P 10 7
         ------------------------
-----------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      Euro-America-I, L.P. ("Euro-America")
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Cayman Islands B.W.I.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
     NUMBER OF       5    732,180 shares - except that Frederick R. Adler, a
      SHARES              General Partner of the General Partner of Euro-America
   BENEFICIALLY           may be deemed to have shared power to vote these
     OWNED BY             shares.
       EACH
    REPORTING      -----------------------------------------------------------
      PERSON              SHARED VOTING POWER
       WITH          6
                          0 shares (See response to Row 5 above)
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7    732,180 shares - except that Frederick R. Adler, a
                          General Partner of the General Partner of Euro-America
                          may be deemed to have shared power to vote these
                          shares.
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          0 shares (See response to Row 5 above)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      732,180
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (see instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.24%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (see instructions)
12
      PN
------------------------------------------------------------------------------

                               Page 3 of 7 pages

                         INSTRUCTIONS FOR SCHEDULE 13G

Instructions for Cover Page

(1) Names and I.R.S. Identifying Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself-including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person described a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)            The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11)  Aggregate Amount Beneficially Owned By Each Reporting Person,
               Etc. Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12) Type of Reporting Persons-Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

                        Category                Symbol
                     Broker Dealer                          BD
                     Bank                                   BK
                     Insurance Company                      IC
                     Investment Company                     IV
                     Investment Adviser                     IA
                     Employee Benefit Plan, Pension Plan,   EP
                       or Endowment Fund
                     Parent Holding Company/Control Person  HC
                     Savings Association                    SA
                     Church Plan                            CP
                     Corporation                            CO
                     Partnership                            PN
                     Individual                             IN
                     Other                                  OO


Notes:
     Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

     Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

     Reporting persons may comply with their coverage page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

                               Page 4 of 7 pages

             SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

     Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

     Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

     Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

     Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.


                             GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this Schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1
   (a)     Name of Issuer
            Integrated Packaging Assembly Corporation

   (b)     Address of Issuer's Principal Executive Offices
            2221 Old Oakland Road
            San Jose CA 95131

Item 2
   (a)     Name of Person Filing

            This statement is filed by Frederick R. Adler ("Mr. Adler") and Euro-America-I, L.P. ("Euro-America"). Mr. Adler and Euro-America are sometimes collectively referred to as the "Reporting Persons."

            The Reporting Persons may be deemed to be a "group" for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules thereunder, although each expressly disclaims any assertion or presumption that it or any other persons on whose behalf this Statement and the Agreement attached as Exhibit 1 hereto should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more persons.

   (b)     Address of Principal Business Office, if none, Residence
            Address of Mr. Adler is c/o Adler & Company, 1520 South Ocean Boulevard, Palm Beach, FL 33480 Address of Euro-America is c/o Midland Trust Corporation (Cayman) Limited, P.O. Box 1109, Grand Cayman, B.W.I.

                               Page 5 of 7 pages

   (c)  Citizenship
         Mr. Adler is a United States of America citizen.
         Euro-America is a Cayman Islands B.W.I. Limited Partnership.

   (d)  Title of Class of Securities
         Common Stock

   (e)  CUSIP Number
         457989-10-1

Item 3. If this statement is filed pursuant to (S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
   (a) Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).
   (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
   (c) Insurance company as defined in section 3(a)(19) of the act (15 U.S.C.
       78c).
   (d) Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
   (e) An investment advisor in accordance with (S)240.13d-1(b)(1)(ii)(E);
   (f) An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(ii)(F);
   (g) A parent holding company or control person in accordance with (S)240.13d-1(b)(ii)(G);
   (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
   (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
       Company Act of 1940 (15 U.S.C. 80a-3);
   (j) Group, in accordance with (S)240.13d-1(b)(ii)(J).

Item 4.  Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a) Amount Beneficially Owned: See Row 9 of cover page for each Reporting Person.

   (b) Percent of Class: See Row 11 of cover page for each Reporting Person.

   (c) Number of shares as to which such person has:

       (i) sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
       (ii) shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
       (iii) sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
       (iv) shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Instructions: For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less or a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. N/A

Instruction:  Dissolution of a group requires a response to this item.

Item 6.  Ownership of more than Five Percent on Behalf of Another Person.

   If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this time and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                               Page 6 of 7 pages

   If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary. N/A

Item 8.  Identification and Classification of Members of the Group

   If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group. N/A

Item 9.  Notice of Dissolution of Group

   Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, by members of the group, in their individual capacity. See Item 5. N/A

Item 10.  Certification

   (a) The following certification shall be included if the statement is filed pursuant to (S)240.13d-1(b):

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

   (b) The following certification shall be included if the statement is filed pursuant to (S)240.13d-1(c):

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1999


                                    /s/ FREDERICK R. ADLER
                                    -------------------------------------------
                                    Frederick R. Adler, in his individual
                                    capacity, and in his capacity as a General
                                    Partner of a General Partner of Euro-America


   The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representation. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commissioner may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.

   Attention: Intentional misstatements or omissions of fact constitute a Federal criminal violations (See 18 U.S.C. 1001)

                               Page 7 of 7 pages